Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERCIAN: SVM

SILVERCORP REPORTS Q1 RESULTS: NET INCOME UP 134% TO $10.9 MILLION, $0.07 PER SHARE

VANCOUVER, British Columbia – August 3, 2017 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the first quarter ended June 30, 2017. All amounts are expressed in US Dollars.

FIRST QUARTER HIGHLIGHTS

  Net income attributable to equity shareholders of $10.9 million, or $0.07 per share1 , up 134% compared to net income attributable to equity shareholders of $4.7 million, or $0.03 per share in the prior year quarter;

  Sales of $39.7 million, up 13% compared to $35.3 million in the prior year quarter;

  Gross margin of 50% compared with 45% in the prior year quarter;

  Cash flow from operations of $16.9 million, compared to $20.2 million in the prior year quarter;

  Dividend of $1.7 million, or $0.01 per share, paid to the equity shareholders;

  Ended the quarter with $102.1 million in cash and cash equivalents and short-term investments, an increase of $5.6 million or 6% compared to $96.5 million as at March 31, 2017;

  Silver, lead, and zinc metals sold amounted to approximately 1.5 million ounces silver, 15.9 million pounds lead, and 5.0 million pounds zinc, down 8%, 5%, and 4%, respectively from the prior year quarter;

  Head grades were 304 grams per ton (“g/t”) for silver, 4.6% for lead, and 0.8% for zinc at the Ying Mining District, compared to 308 g/t for silver, 4.4% for lead and 1.1% for zinc in the prior year quarter;

  Total and cash mining costs per tonne ore2 of $68.12 and $50.29, respectively, compared to $68.70 and $47.24 in the prior year quarter;

  Cash cost per ounce of silver2 , net of by-product credits, of negative $3.57, compared to positive $0.08 in the prior year quarter;

  All-in sustaining cost per ounce of silver2 , net of by-product credits, of $4.70, compared to $7.06 in the prior year quarter; and,

  Realized a gain of $4.3 million on the disposal of the Company’s 2.5% net smelter return (“NSR”) in the Silvertip mine.

[1] Earnings per share refers to basic earnings per share
[2] Non IFRS measure, please refer to section 10 of the corresponding MD&A for reconciliation

FINANCIALS

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2018 was $10.9 million, or $0.07 per share, compared to $4.7 million, or $0.03 per share in Q1 Fiscal 2017.

The Company’s financial results in Q1 Fiscal 2018 were mainly impacted by the following: i) the increase of metal prices, as the realized selling price for silver, lead, and zinc increased by 5%, 35%, and 65%, compared to the prior year quarter; ii) a $4.3 million gain on disposal of Silvertip Mine’s NSR; offset by i) a $1.6 million foreign exchange loss, ii) less metals sold, and iii) a 3% increase in per tonne cash production costs.

Sales in Q1 Fiscal 2018 were $39.7 million, up 13% compared to $35.3 million in the same quarter last year. Silver and gold sales represented $20.2 million and $1.0 million, respectively, while base metals represented $18.5 million of total sales compared to silver, gold and base metals sales of $20.8 million, $0.9 million, and $13.6 million, respectively, in the prior year quarter.

Cost of sales in Q1 Fiscal 2018 was $19.7 million compared to $19.5 million in Q1 Fiscal 2017. The cost of sales included $14.1 million (Q1 Fiscal 2017 - $14.2 million) production costs, $1.1 million mineral resources tax (Q1 Fiscal 2017 - $0.4 million), and $4.5 million (Q1 Fiscal 2017 - $5.0 million) depreciation and amortization charges. The increase of mineral resources tax was mainly because the mineral resources tax was levied based on a certain percentage of sales in the current quarter while it was levied based on the tonnage of ore milled in the prior year quarter. The decrease of depreciation and amortization charges was mainly due to higher mineral reserves at the Ying Mining District as defined in the NI43-101 technical report released in February 2017, resulting in lower depreciation and amortization charges per unit of metal production.

Gross profit margin in Q1 Fiscal 2018 improved to 50%, compared to 45% in Q1 Fiscal 2017. The improvement of gross profit margin was mainly due to the increase of metal prices. Ying Mining District’s gross margin was 56% compared to a 49% gross profit margin in the prior year quarter, while GC Mine’s profit margin was 30% compared to a 17% gross profit margin in the prior year.

General and administrative expenses in Q1 Fiscal 2018 were $4.6 million, an increase of 4% or $0.2 million, compared to $4.4 million in Q1 Fiscal 2017.

Gain on disposal of mineral rights and properties in Q1 Fiscal 2018 was $4.3 million compared to $nil in the prior year quarter, as the Company’s 2.5% NSR in the Silvertip mine was disposed in the current quarter.

Income tax expenses in Q1 Fiscal 2018 were $4.0 million compared to $2.8 million in Q1 Fiscal 2017. The income tax expenses recorded in Q1 Fiscal 2018 included current income tax expenses of $3.2 million (Q1 Fiscal 2017 – $0.7 million) and deferred income taxes expenses of $0.8 million (Q1 Fiscal 2017 – $2.1 million).

Cash flows provided by operating activities in Q1 Fiscal 2018 were $16.9 million, a decrease of $3.2 million or 16%, compared to $20.2 million in the prior year quarter. Before changes in non-cash operating working capital, cash flows provided by operating activities in Q1 Fiscal 2018 were $14.8 million, a decrease of $0.7 million or 5%, compared to $15.5 million in the prior year quarter. The decrease in cash flow provided by operating activities is mainly due to $4.1 million income tax paid in the current quarter while net tax refunds of $0.1 million were received in the prior year quarter.

The Company also paid dividend of $1.7 million, or $0.01 per share to the equity shareholders, and ended the quarter with $102.1 million in cash and short-term investments, an increase of $5.6 million or 6%, compared to $96.5 million as at March 31, 2017.

Working capital as at June 30, 2017 was $80.7 million, an increase of $10.0 million or 14%, compared to $70.7 million working capital as at March 31, 2017.

OPERATIONS AND DEVELOPMENT

In Q1 Fiscal 2018, the Company sold 1.5 million ounces of silver, 900 ounces of gold, 15.9 million pounds of lead, and 5.0 million pounds of zinc, compared to 1.6 million ounces of silver, 900 ounces of gold, 16.7 million pounds of lead, and 5.2 million pounds of zinc, respectively, in Q1 Fiscal 2017. The decrease of metals sold was mainly due to not all metals produced in the quarter being sold in the same quarter as the Company intentionally increased its concentrate inventory at the Ying Mining District. As at June 30, 2017, lead concentrate inventory at the Ying Mining District was 4,050 tonnes, an increase of 1,757 tonnes, compared to 2,293 tonnes of lead concentrate inventory as at March 31, 2017.

In Q1 Fiscal 2018, the consolidated total mining costs and cash mining costs were $68.12 and $50.29 per tonne, compared to $68.70 and $47.24 per tonne, respectively, in Q1 Fiscal 2017. The increase in cash mining costs were mainly due to a $0.7 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter.

The consolidated total production costs and cash costs per ounce of silver, net of by-product credits, were negative $0.62 and negative $3.57 in Q1 Fiscal 2018 compared to $3.11 and $0.08 respectively, in the prior year quarter. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to a 35% increase in by-product credits, mainly arising from 35% and 65% increase in lead and zinc net realized selling prices. Sales from lead and zinc accounted for 46% of the total sales and amounted to $18.1 million, an increase of $4.7 million, compared to $13.5 million in the prior year quarter.

In Q1 Fiscal 2018, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, is $4.70 compared to $7.06 in Q1 Fiscal 2017, and the decrease is mainly due to the 35% increase in byproduct credits.

1. Ying Mining District, Henan Province, China

Operational results - Ying Mining District
	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Ore Mined (tonne)	160,408	112,755	171,303	179,194	173,508
Ore Milled (tonne)	164,959	108,051	182,259	180,154	167,747
Head Grades
Silver (gram/tonne)	304	298	303	302	308
Lead (%)	4.6	4.8	4.8	4.9	4.4
Zinc (%)	0.8	0.8	0.8	1.1	1.1
Recoveries
Silver (%)	95.8	96.6	95.1	95.5	95.7
Lead (%)	96.3	95.6	96.7	96.3	96.4
Zinc (%)	45.8	46.2	47.5	42.9	48.4
Metal Sales
Silver (in thousands of ounce)	1,324	1,255	1,555	1,630	1,490
Gold (in thousands of ounce)	0.9	0.7	0.7	1.0	0.9
Lead (in thousands of pound)	13,765	13,520	17,269	17,768	14,861
Zinc (in thousands of pound)	755	1,033	1,210	1,785	1,820
Cash mining costs ($ per tonne)	54.78	49.99	55.21	49.13	52.33
Total mining costs ($ per tonne)	76.67	53.50	80.53	76.30	78.64
Cash milling costs ($ per tonne)	8.07	10.43	9.09	8.85	10.07
Total milling costs ($ per tonne)	10.10	13.60	11.03	10.86	12.25
Cash production costs ($ per tonne)	66.93	64.34	68.22	61.79	66.27

Cash costs per ounce of silver ($)	(2.97)	(3.73)	(4.60)	(2.68)	0.12
All-in sustaining costs per ounce of silver ($)	3.66	0.74	1.34	2.33	5.80
* Figures may not add due to rounding

In Q1 Fiscal 2018, the total ore mined at the Ying Mining District was 160,408 tonnes, a decrease of 8%, compared to 173,508 tonnes mined in the prior year quarter. The decrease was mainly due to additional downtime arising from several power down days due to power grid upgrade by State Grid Corporation of China impacting the TLP, LMW and LME mines and hoist maintenance and cable steel replacement at the SGX and HZG mines. Correspondingly, ore milled decreased by 2% to 164,959 tonnes from 167,747 tonnes in the prior year quarter. Head grades were 304 grams per ton (“g/t”) for silver, 4.6% for lead, and 0.8% for zinc, compared to 308 g/t for silver, 4.4% for lead and 1.1% for zinc in the prior year quarter.

In Q1 Fiscal 2018, the Ying Mining District sold approximately 1.3 million ounces silver, 13.8 million pounds lead, and 0.7 million pounds zinc, compared to 1.5 million ounces silver, 14.9 million pounds lead, and 1.8 million pounds of zinc in the prior year quarter. The decrease of metals sold at the Ying Mining District was mainly due to: i) a 2% decrease of ore milled; and ii) not all metals produced were sold in the same quarter as the Company intentionally increased its concentrate inventory at the Ying Mining District. As at June 30, 2017, Ying Mining District had 4,050 tonnes of lead concentrate inventory and 980 tonnes of zinc concentrate inventory, an increase of 1,759 and 500 tonnes, respectively, compared to 2,293 tonnes of lead concentrate and 480 tonnes of zinc concentrate held as at March 31, 2017.

Total and cash mining costs per tonne at the Ying Mining District in Q1 Fiscal 2018 were $76.67 and $54.78 per tonne, respectively, compared to $78.64 and $52.33 per tonne in the prior year. The increase in cash mining costs was mainly due to a $0.3 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter. Total and cash milling costs per tonne at the Ying Mining District in Q1 Fiscal 2018 were $10.10 and $8.07, a decrease of 18% and 20%, respectively, compared to $12.25 and $10.07 in Q1 Fiscal 2017. The decrease in cash milling costs was mainly due to the exclusion of mineral resources tax from milling costs.

Correspondingly, cash production cost per tonne of ore processed in Q1 Fiscal 2018 at the Ying Mining District was $66.93, an 1% increase compared to $66.27 in the prior year due to the increase in per tonne cash mining offset by the decrease in per tonne milling costs as discussed above.

Cash cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2018 at the Ying Mining District, was negative $2.97 compared to $0.12 in the prior year quarter. The improvement was mainly due to a $2.2 million or 20% increase in by-product credits offset by the 1% increase in the per tonne cash production costs as discussed above.

All in sustaining costs per ounce of silver, net of by-product credits, in Q1 Fiscal 2018 at the Ying Mining District was $3.66 compared to $5.80 in the prior year quarter. The improvement was mainly due to lower cash cost per ounce of silver as discussed above.

In Q1 Fiscal 2018, approximately 31,064 m or $0.7 million of underground diamond drilling (Fiscal Q1 2017 – 16,498 m or $0.4 million) and 5,337 m or $1.4 million of preparation tunnelling (Fiscal Q1 2017 –4,836 m or $1.4 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 18,890 m or $5.2 million of horizontal tunnel, raises and declines (Q1 Fiscal 2017 – 16,685 m or $4.9 million) were completed and capitalized.

2. GC Mine, Guangdong Province, China

Operational results - GC Mine
	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Ore Mined (tonne)	64,865	40,224	81,481	74,692	64,349
Ore Milled (tonne)	65,944	39,929	81,080	76,100	63,587
Head Grades
Silver (gram/tonne)	98	91	89	96	99
Lead (%)	1.6	1.3	1.4	1.6	1.5
Zinc (%)	2.7	2.6	2.8	2.8	2.9
Recovery Rates
Silver (%)	81.2	72.8	75.4	76.2	76.8
Lead (%)	88.8	82.4	85.5	86.6	86.9
Zinc (%)	80.9	74.8	86.5	86.4	85.8
Metal Sales
Silver (in thousands of ounce)	189	53	179	183	149
Lead (in thousands of pound)	2,147	818	2,214	2,163	1,860
Zinc (in thousands of pound)	4,244	455	4,478	4,106	3,407
Cash mining costs ($ per tonne)	39.20	37.91	31.34	28.61	33.50
Total mining costs ($ per tonne)	46.99	45.37	38.90	36.78	41.91
Cash milling costs ($ per tonne)	16.73	20.06	13.09	12.94	15.60
Total milling costs ($ per tonne)	19.85	24.99	15.50	15.57	18.81
Cash production costs ($ per tonne)	55.93	57.97	44.43	41.55	49.10

Cash costs per ounce of silver ($)	(7.80)	(1.72)	(13.11)	(6.39)	(0.28)

All-in sustaining costs per ounce of silver ($)	(2.48)	14.55	(6.12)	(1.49)	4.76

In Q1 Fiscal 2018, the total ore mined at the GC Mine was 64,865 tonnes, comparable to 64,349 tonnes of mined in Q1 Fiscal 2017. Ore milled increased by 4% to 65,944 tonnes from 63,587 tonnes in the prior year quarter. Head grades were 98 g/t for silver, 1.6% for lead, and 2.7% for zinc compared to 99 g/t for silver, 1.5% for lead, and 2.9% for zinc in the prior year quarter.

In Q1 Fiscal 2018, GC Mine sold 189 thousand ounces of silver, 2.1 million pounds of lead, 4.2 million pounds of zinc compared to 149 thousand ounces of silver, 1.9 million pounds of lead, and 3.4 million pounds of zinc sold in the prior year.

Total and cash mining costs per tonne at the GC Mine in Q1 Fiscal 2018 were $46.99 and $39.20 per tonne, compared to $41.91 and $33.50 per tonne in Q1 Fiscal 2017. The increase in cash mining costs was mainly due to a 31% or $0.4 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter.

Total and cash milling costs per tonne at the GC Mine in Q1 Fiscal 2018 were $19.85 and $16.73, compared to $18.81 and $15.60, respectively, in Q1 Fiscal 2017. The slight increase in milling costs was mainly due to additional efforts in improving the milling recovery rates resulting in additional labor costs and material consumption.

The cash production costs per tonne of ore processed in Q1 Fiscal 2018 at the GC Mine increased to $55.93 from $49.10 in the prior year quarter.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $7.80 compared to negative $0.28 in the prior year quarter. The decrease was mainly due to $2.8 million or 91% increase in by-product credits as a 40% and 66% increase in net realized lead and zinc selling prices and more lead and zinc metals sold at the GC Mine.

All in sustaining costs per ounce of silver, net of by-product credits, in Q1 Fiscal 2018 at the GC Mine was negative $2.48 compared to $4.76 in the prior year quarter as a 40% and 66% increase in net realized lead and zinc selling prices and more lead and zinc metals sold.

In Q1 Fiscal 2018, approximately 4,972 m or $0.3 million of underground diamond drilling (Q1 Fiscal 2017 – 3,309 m or $0.2 million) and 5,292 m or $1.3 million of tunnelling (Q1 Fiscal 2017 – 3,486 m or $1.0 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 158 m or $0.1 million of horizontal tunnel, raises and declines (Q1 Fiscal 2017 – 582 m or

$0.2 million) were completed and capitalized.

Alex Zhang, P.Geo., Vice President, Exploration, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca ..

For further information
Silvercorp Metals Inc.
Gordon Neal
Vice President, Corporate Development
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at June 30,	As at March 31,
	2017	2017
ASSETS
Current Assets
Cash and cash equivalents	$74,300	$73,003
Short-term investments	27,751	23,466
Trade and other receivables	1,270	1,311
Inventories	9,344	8,710
Due from related parties	37	92
Prepaids and deposits	4,226	4,250
	116,928	110,832
Non-current Assets
Long-term prepaids and deposits	868	959
Reclamation deposits	5,139	5,054
Investment in an associate	8,486	8,517
Other investments	5,520	1,207
Plant and equipment	65,536	65,201
Mineral rights and properties	211,418	206,200
TOTAL ASSETS	$413,895	$397,970

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$26,383	$30,374
Deposits received	7,754	6,798
Income tax payable	2,138	2,985
	36,275	40,157
Non-current Liabilities
Deferred income tax liabilities	28,938	27,692
Environmental rehabilitation	12,486	12,186
Total Liabilities	77,699	80,035

Equity
Share capital	232,159	232,155
Share option reserve	13,727	13,325
Reserves	25,409	25,409
Accumulated other comprehensive loss	(45,222)	(50,419)
Retained earnings	51,909	42,651
Total equity attributable to the equity holders of the Company	277,982	263,121

Non-controlling interests	58,214	54,814
Total Equity	336,196	317,935

TOTAL LIABILITIES AND EQUITY	$413,895	$397,970

SILVERCORP METALS INC.
Consolidated Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended June 30,
	2017	2016

Sales	$39,697	$35,271
Cost of sales
Production costs	14,109	14,153
Mineral resource taxes	1,111	411
Depreciation and amortization	4,472	4,963
	19,692	19,527
Gross profit	20,005	15,744

General and administrative	4,570	4,385
Government fees and other taxes	841	1,695
Foreign exchange loss	1,615	123
Loss on disposal of plant and equipment	170	264
Gain on disposal of NSR	(4,320)	-
Share of loss (income) in associate	244	(17)
Impairment of plant and equipment and mineral rights and properties	-	181
Other income	(181)	(40)
Income from operations	17,066	9,153

Finance income	574	431
Finance costs	(105)	(264)
Income before income taxes	17,535	9,320

Income tax expense	4,021	2,800
Net income	$13,514	$6,520

Attributable to:
Equity holders of the Company	$10,937	$4,674
Non-controlling interests	2,577	1,846
	$13,514	$6,520

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.07	$0.03
Diluted earnings per share	$0.06	$0.03
Weighted Average Number of Shares Outstanding - Basic	167,890,187	166,939,465
Weighted Average Number of Shares Outstanding - Diluted	169,784,602	169,819,527

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended June 30,
	2017	2016
Cash provided by
Operating activities
Net income	$13,514	$6,520
Add (deduct) items not affecting cash:
Finance costs	105	105
Depreciation, amortization and depletion	4,752	5,320
Share of loss (income) in associate	244	(17)
Gain on disposal of NSR	(4,320)	-
Impairment of plant and equipment and mineral rights and properties	-	181
Income tax expense	4,021	2,800
Finance income	(574)	(431)
Loss on disposal of plant and equipment	170	264
Share-based compensation	403	243
Income taxes (paid) recovered	(4,137)	91
Interest received	574	431
Interest paid	-	(51)
Changes in non-cash operating working capital	2,144	4,726
Net cash provided by operating activities	16,896	20,182

Investing activities
Mineral rights and properties
Capital expenditures	(5,911)	(5,020)
Plant and equipment
Additions	(1,211)	(2,384)
Proceeds on disposals	-	17
Reclamation deposit paid	(4)	(385)
Net purchases of short-term investments	(3,704)	(3,981)
Net cash used in investing activities	(10,830)	(11,753)

Financing activities
Non-controlling interests
Distribution	(4,891)	-
Cash dividends distributed	(1,679)	-
Proceeds from issuance of common shares	3	215
Net cash used in financing activities	(6,567)	215
Effect of exchange rate changes on cash and cash equivalents	1,798	(1,005)

Increase (decrease) in cash and cash equivalents	1,297	7,639
Cash and cash equivalents, beginning of the year	73,003	41,963
Cash and cash equivalents, end of the year	$74,300	$49,602

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended June 30, 2017
		Ying Mining
		District[1]	GC2	Consolidated
Production Data
Mine Data
	Ore Mined (tonne)	160,408	64,865	225,273
	Ore Milled (tonne)	164,959	65,944	230,903

+	Mining cost per tonne of ore mined ($)	76.67	46.99	68.12
	Cash mining cost per tonne of ore mined ($)	54.78	39.20	50.29
	Non cash mining cost per tonne of ore mined ($)	21.89	7.79	17.83

+	Unit shipping costs($)	4.08	-	2.87

+	Milling costs per tonne of ore milled ($)	10.10	19.85	12.88
	Cash milling costs per tonne of ore milled ($)	8.07	16.73	10.54
	Non cash milling costs per tonne of ore milled ($)	2.03	3.12	2.34

+	Average Production Costs
	Silver ($ per ounce)	5.74	7.03	6.24
	Gold ($ per ounce)	445	-	499
	Lead ($ per pound)	0.35	0.56	0.40
	Zinc ($ per pound)	0.41	0.62	0.44
	Other ($ per pound)	0.34	0.02	0.02

+	Total production costs per ounce of Silver, net of by-product credits ($)	(0.23)	(3.33)	(0.62)
+	Total cash costs per ounce of Silver, net of by-product credits ($)	(2.97)	(7.80)	(3.57)

+	All-in sustaining costs per ounce of Silver, net of by-product credits ($)	3.66	(2.48)	4.70
+	All-in costs per ounce of Silver, net of by-product credits ($)	3.96	0.51	5.33

	Recovery Rates
	Silver (%)	95.8	81.2	94.1
	Lead (%)	96.3	88.8	95.4
	Zinc (%)	45.8	80.9	66.2

	Head Grades
	Silver (gram/tonne)	304	98	245
	Lead (%)	4.6	1.6	3.7
	Zinc (%)	0.8	2.7	1.3

Concentrate in stock
	Lead concentrate (tonne)	4,050	61	4,111
	Zinc concentate (tonne)	980	237	1,217

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,324	189	1,513
	Gold (in thousands of ounces)	0.9	-	0.9
	Lead (in thousands of pounds)	13,765	2,147	15,912
	Zinc (in thousands of pounds)	755	4,244	4,999
	Other (in thousands of pounds)	254	7,902	8,156

Metal Sales
	Silver (in thousands of $)	18,204	1,979	20,183
	Gold (in thousands of $)	959	-	959
	Lead (in thousands of $)	11,647	1,801	13,448
	Zinc (in thousands of $)	739	3,942	4,681
	Other (in thousands of $)	208	218	426
		31,757	7,940	39,697
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.75	10.47	13.34
	Gold ($ per ounce)	1,066	-	1,066
	Lead ($ per pound)	0.85	0.84	0.85
	Zinc ($ per pound)	0.98	0.93	0.94

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 60.5% from lead concentrates and 20.8% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended June 30, 2016
		Ying Mining
		District[1]	GC2	Consolidated
Production Data
Mine Data
	Ore Mined (tonne)	173,508	64,349	237,857
	Ore Milled (tonne)	167,747	63,587	231,334

+	Mining costs per tonne of ore mined ($)	78.64	41.91	68.70
	Cash mining costs per tonne of ore mined	52.33	33.50	47.24
	Non cash mining costs per tonne of ore mined	26.30	8.41	21.46

+	Unit shipping costs($)	3.87	-	2.82

+	Milling costs per tonne of ore milled ($)	12.25	18.81	14.05
	Cash milling costs per tonne of ore milled	10.07	15.60	11.59
	Non cash milling costs per tonne of ore milled	2.18	3.21	2.46

+	Average Production Costs
	Silver ($ per ounce)	6.66	8.19	7.04
	Gold ($ per ounce)	496	-	536
	Lead ($ per pound)	0.32	0.50	0.35
	Zinc ($ per pound)	0.30	0.46	0.31
	Other ($ per pound)	-	0.01	0.01

+	Total production costs per ounce of Silver, net of by-product credits ($)	2.96	4.60	3.11
+	Total cash costs per ounce of Silver, net of by-product credits ($)	0.12	(0.28)	0.08

+	All-in sustaining costs per ounce of Silver, net of by-product credits ($)	5.80	4.76	7.06
+	All-in costs per ounce of Silver, net of by-product credits ($)	7.34	5.10	8.48

	Recovery Rates
	Silver (%)	95.7	76.8	93.6
	Lead (%)	96.4	86.9	95.3
	Zinc (%)	48.4	85.8	67.5

	Head Grades
	Silver (gram/tonne)	308	99	251
	Lead (%)	4.4	1.5	3.6
	Zinc (%)	1.1	2.9	1.6

Concentrate in stock
	Lead concentrate (tonne)	3,669	55	3,724
	Zinc concentate (tonne)	280	133	413

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,490	149	1,639
	Gold (in thousands of ounces)	0.9	-	0.9
	Lead (in thousands of pounds)	14,861	1,860	16,721
	Zinc (in thousands of pounds)	1,820	3,407	5,227
	Other (in thousands of pounds)	-	8,186	8,186

Metal Sales
	Silver (in thousands of $)	19,366	1,471	20,837
	Gold (in thousands of $)	872	-	872
	Lead (in thousands of $)	9,381	1,112	10,493
	Zinc (in thousands of $)	1,053	1,906	2,959
	Other (in thousands of $)	-	110	110
		30,672	4,599	35,271
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.00	9.87	12.71
	Gold ($ per ounce)	969	-	969
	Lead ($ per pound)	0.63	0.60	0.63
	Zinc ($ per pound)	0.58	0.56	0.57

1 Ying Mining District includes mines : SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.7% from lead concentrates and 21.1% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.